Exhibit 99.1

Westport LD Celebrates the Grand Opening of the Westport Kentucky Integration Center

~New Assembly Center for Westport WiNG™ Power System Bi-Fuel Natural Gas Systems for Ford Super Duty Pickup Trucks~

LOUISVILLE, KY, June 26, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT), the global leader in natural gas engines, today announced the official grand opening of the Westport Kentucky Integration Center (WKIC). Home to the new Westport™ WiNG Power System assembly center, this new facility is capable of installing up to 20,000 systems per year.

"Louisville was a natural choice for the location of our newest Westport facility," said Douglas Mann, Director of Manufacturing, Westport LD. "Westport has had a warm welcome from the state and the community, and we're very pleased to be supporting economic growth and establishing new jobs and technologies in the region."

As a Ford Qualified Vehicle Modifier (QVM), Westport LD has developed an advanced, fully integrated, bi-fuel system that meets or exceeds original equipment manufacturing (OEM) standards. The WiNG Power System is designed, built, installed and delivered Key-Ready™ to customers through Westport LD authorized Ford dealers/distributors. The Ford vehicle warranty remains intact and the additional components are warranted by Westport LD to the same levels.

The Westport Kentucky Integration Center has an ideal location across the street from the Ford Motor Company Kentucky Truck Plant. The WiNG Power System powered Ford trucks are a ship-through OEM product: the trucks are taken directly from the Ford Plant to WKIC where the natural gas fuel system is installed. The trucks then head back to Ford and are delivered using the Ford transportation system Key-Ready™ to Ford dealerships.

"Westport is a global leader in fuel technologies, and we're proud to have a company of its caliber here in the Commonwealth," said Kentucky Governor Steve Beshear. "The automotive industry is thriving here in the Bluegrass, and the addition of Westport only strengthens that ever-growing industry."

Westport has been approved for tax incentives of up to $750,000 through the Kentucky Business Investment program. The performance-based incentive allows a company to keep a portion of its investment over the term of the agreement through corporate income tax credits and wage assessments.

"It is important that our companies are flexible and innovative in order to be competitive on a global level, and Westport LD has done just that with working with Ford to fit their vehicles with their natural gas fuel systems," said Ted Smith, director of the city's Department of Economic Growth and Innovation. "Congratulations on your jobs and investment in Louisville, and we look forward to working together in the future."

To establish the Center, Westport has invested significantly in both infrastructure, through renovating a previously vacant building, and product training and skill development for its 40 new employees. Westport LD also employs another 60 people in its Plymouth, Michigan technical center as part of its global operations.

About Westport Innovations Inc.

Westport is the leading global supplier of proprietary solutions that allow engines to reduce greenhouse gas emissions (GHG) and operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), renewable natural gas (RNG or landfill gas), liquefied petroleum gas (LPG), and hydrogen. Westport™ high-pressure direct injection (HPDI) technology is an advanced LNG fueling system for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail. Westport's joint venture with Cummins Inc., Cummins Westport Inc., designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses.  The Westport LD division is a global leader in CNG/LPG engines and components for passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about Westport, visit www.westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made.
We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

%CIK: 0001370416

For further information:

Inquiries:
Nicole Adams
Manager, Communications
Westport Innovations Inc.
Phone: 604.718.2011
Email: media@westport.com

CO: Westport Innovations Inc.

CNW 07:00e 26-JUN-12